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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-12077

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

MM/DD/YY                                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAMES I. BLACK & COMPANY

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

311 SOUTH FLORIDA AVENUE

(No. and Street)

| LAKELAND | FLORIDA | 33801 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NATASHA STEADMAN                                        863-686-4163

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HACKER, JOHNSON & SMITH, PA

(Name – if individual, state last, first, middle name)

| 500 N WESTSHORE BLVD, STE 1000 TAMPA | | FLORIDA | 33609 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



# OATH OR AFFIRMATION

I, GERALD BLACK _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES I. BLACK & COMPANY _____, as of DECEMBER 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT, CEO
_____
Title

_Natasha Steadman_
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Registered Public Accounting Firm.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JAMES I. BLACK & COMPANY

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION


December 31, 2017



**HACKER, JOHNSON & SMITH PA**

Certified Public Accountants

JAMES I BLACK & COMPANY

FOCUS REPORT

DECEMBER 31, 2017

STATEMENT OF FINANCIAL CONDITION
JAMES I. BLACK & COMPANY
DECEMBER 31, 2017

ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 562,861 |
| Cash segregated for regulatory purposes | | 125,000 |
| Deposits with clearing organizations | | 186,459 |
| Receivables: | | |
|     Broker-dealers and clearing organizations | | 89,448 |
|     Brokerage customers | | 155 |
| Refundable income taxes | | 226 |
| Exchange memberships | | 35,580 |
| Furniture and equipment, net of accumulated | | |
|     depreciation of $133,850 | | 9,300 |
|         TOTAL ASSETS | $ | 1,009,029 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---:|
| Payables: | | |
|     Brokerage customers | $ | 24,585 |
|     Accounts payable and accrued expenses | | 31,400 |
|     Total Liabilities | | 55,985 |

Economic dependence and commitments and contingencies (Notes G and J)

| | | |
|---|---|---:|
| Stockholders' Equity | | |
|     Common stock, no par value; 500 shares | | |
|         authorized, issued and outstanding at a stated | | |
|         value of $100 per share | | 50,000 |
|     Additional paid-in capital | | 155,977 |
|     Retained earnings | | 747,067 |
|     Total Stockholders' Equity | | 953,044 |
|     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 1,009,029 |

Read Notes to Financial Statements

STATEMENT OF INCOME
JAMES I. BLACK & COMPANY
Year Ended December 31, 2017

| | | |
|---|---:|---:|
| **REVENUES** | | |
| Commissions and fees | $ | 1,200,190 |
| Interest | | 469 |
| Other | | 3,520 |
| | | 1,204,179 |
| | | |
| **EXPENSES** | | |
| Employee compensation and benefits | | 911,141 |
| Floor brokerage, exchange and clearance fees | | 121,562 |
| Communications and data processing | | 90,497 |
| Occupancy | | 82,121 |
| Other | | 57,366 |
| | | 1,262,687 |
| INCOME (LOSS) BEFORE INCOME TAXES | | (58,508) |
| | | |
| Provision (benefit) for income taxes | | - |
| NET INCOME (LOSS) | $ | (58,508) |

Read Notes to Financial Statements

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
JAMES I. BLACK & COMPANY
Year Ended December 31, 2017

|  | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at December 31, 2016 | $ 50,000 | $ 155,977 | $ 805,575 | $ 1,011,552 |
| Net income (loss) | -0- | -0- | (58,508) | (58,508) |
| Balance at December 31, 2017 | $ 50,000 | $ 155,977 | $ 747,067 | $ 953,044 |

Read Notes to Financial Statements

STATEMENT OF CASH FLOWS
JAMES I. BLACK & COMPANY

Year Ended December 31, 2017

## CASH FLOWS FROM OPERATING ACTIVITIES

|  |  |
|---|---:|
| Net income (loss) | $ (58,508) |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | |
| Depreciation | 4,744 |
| (Increase) decrease in operating assets: | |
| Cash segregated for regulatory purposes | 25,000 |
| Receivables: | |
| Brokers-dealers and clearing organizations | (2,195) |
| Brokerage customers | 170,245 |
| Refundable income taxes | 41,618 |
| Exchange memberships | (527) |
| Increase (decrease) in operating liabilities: | |
| Payables: | |
| Brokerage customers | (132,849) |
| Accounts payable and accrued expenses | (11,567) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 35,961 |

## CASH FLOWS FROM INVESTING

|  |  |
|---|---:|
| Acquisition of furniture and equipment | (4,292) |
| NET CASH (USED) BY INVESTING ACTIVITIES | (4,292) |
| NET INCREASE IN CASH | 31,669 |
| CASH AT BEGINNING OF YEAR | 531,192 |
| CASH AT END OF YEAR | $ 562,861 |

## SUPPLEMENTAL DISCLOSURES

|  |  |
|---|---:|
| Interest paid | $ -0- |
| Income tax paid | $ -0- |

Read Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY
December 31, 2017 and for the Year then Ended

NOTE A - - ORGANIZATION AND NATURE OF BUSINESS

Organization - James I. Black & Company, Inc. (the Company) is a securities broker-dealer with its primary office and operations in Lakeland, Florida.

The Company was incorporated in 1964 in the state of Florida. The Company acts both as a clearing broker and as an introducing broker for securities transactions. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC), in the states of Florida, Texas, Nevada and New York with approximately 90% of its customers being located in Florida. The primary regulators are the Financial Industry Regulatory Authority Inc. (FINRA) and for municipal securities, the Municipal Securities Rulemaking Board. Additionally, the Company is regulated by the Commodities Futures Trading Commission (CFTC) with respect to the futures and commodities trading activities it conducts as an introducing broker. The CFTC has designated the National Futures Association as the primary regulator for its futures and commodities trading activities.

NOTE B - - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Cash segregated for regulatory purposes - In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company as a broker-dealer is subject to requirements related to maintaining cash in a segregated reserve account for the exclusive benefit of its clients. Segregated cash as of December 31, 2017 was $125,000.

Exchange memberships - The Company's exchange memberships includes a minority ownership interest in an exchange and provides the Company with the right to conduct business on such exchange is stated at cost (which approximates fair value).

Furniture and equipment - Furniture and equipment are stated at cost. Depreciation is determined using the declining – balance method over the estimated useful lives of the assets, ranging from three to seven years. Furniture and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

NOTES TO FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY


NOTE B - - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments - Certain financial instruments reflected on Statement of Financial Condition (e.g. Cash and cash equivalents, Cash segregated for regulatory purposes, Deposits with clearing organizations, Receivables, Payables and Accounts payable and accrued expenses) are recorded at cost, which approximates fair value due, among other factors, to their short-term nature.


Advertising - The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense was $2,355 for the year ended December 31, 2017.


Bad debts - The Company records bad debts using the direct write-off method (which approximates allowance method) whereby receivables are charged to bad debt expense when they are determined to be uncollectible. The Company historically has not experienced significant bad debts. As of December 31, 2017, no allowance for uncollectible receivables was deemed necessary.


Securities transactions - Customers' securities transactions and related commission revenues and expenses of the Company, as well as, Principal transactions are recorded on the date that they settle. The financial statements, however, are adjusted for any material effect arising from the use of a trade-date basis for transactions as required by accounting principles generally accepted in the United States of America. For 2017, no material effect requiring adjustment to the financial statements was noted.


Commissions and fees revenue - Commissions and fees revenue are earned primarily from transactions executed over various exchanges, the sale of investment company shares (mutual funds) and executed commodity futures transactions and security transactions for acting as an "introducer" broker.


Long-lived assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of long-lived assets to future undiscounted net cash flows expected to be generated. If such assets are considered to be impaired, the impairment recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets.

NOTES TO FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY


## NOTE C - - RECEIVABLE FROM AND PAYABLE TO BROKERAGE CUSTOMERS

Accounts receivable from and payable to brokerage customers include amounts arising from cash and margin transactions. Securities owned by brokerage customers are held as collateral for such receivables. Such collateral is not reflected in the accompanying financial statements.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), the Company had an agreement with Interactive Brokers during 2017 to clear customer transactions on an omnibus basis. Accordingly, the Company provides customer securities and customer funds to Interactive Brokers as collateral for the customer's positions and option margin requirements.


## NOTE D - - SECURITIES OWNED

The Company may at times, own securities but maintains a general policy which avoids trading for its own account and the investment risks associated with such activity. During 2017 the Company realized no gains or losses from any trading activity. The company did not have any long or short security positions at December 31, 2017.


## NOTE E - - LIABILITIES SUBORDINATED

The Company had no liabilities subordinated to claims of general creditors as of December 31, 2017, nor were there any increases or decreases in such liabilities during the year. Accordingly, no statement of changes in liabilities subordinated is presented.

NOTES TO FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY


NOTE F - - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has an operating lease for office space. In addition, the aggregate future minimum annual rental commitment under the lease, which expires on August 1, 2018, is $1,300 per month. Future minimum payments under non-cancelable leases are as follows:

| December 31 | Amount |
|---|---|
| 2018 | $    9,100 |


NOTE G - - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company purchases and sells securities and commodities as either principal or agent on behalf of its cash or margin customers. If either the customer or counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.


NOTE H - - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits during the year. Concentration of credit risks as of December 31, 2017, amounted to cash deposits of $312,861.


NOTE I - - FAIR VALUE OF ASSETS AND LIABILITIES

Fair Value accounting establishes a hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

NOTES TO FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY

NOTE I - - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

Level 1 inputs are unadjusted quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. The Company does not have any financial assets or liabilities utilizing Level 1 inputs as of December 31, 2017.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in less active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. The Company does not have any financial assets or liabilities utilizing Level 2 inputs as of December 31, 2017.

Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of December 31, 2017.

NOTE J - - RELATED-PARTY TRANSACTIONS AND ECONOMIC DEPENDENCE

ITB Capital Management LLC (ITB) a major customer of the Company is a commodity futures pool operator which is partially owned by an employee-stockholder of the Company. ITB manages investment funds for qualified individuals and other entities within the various ITB Funds. ITB transacted their business through the National Futures Association during 2017 with the firm R.J. O'Brien and Associates, LLC (RJO). A portion of the commissions and fees generated by ITB transactions through RJO were earned by the Company for acting as "introducer" broker. The Company earned approximately $154,000 of such revenue for the year 2017. In addition, ITB paid directly to third parties $38,800 of communication and occupancy expenses incurred by the Company. ITB's payment was based on usages agreed upon between the Company and ITB.

NOTES TO FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY


NOTE J - RELATED-PARTY TRANSACTIONS AND ECONOMIC DEPENDENCE (CONTINUED)


The Company leases office space on an annual basis from an entity owned by two of its stockholders. The rental expense of $15,600 is included in occupancy expense for the year ended December 31, 2017.


Under accounting guidelines, the Company is deemed to have a "concentration of major customers" for 2017. ITB Funds accounted for approximately 13% of commissions and fees for 2017.

NOTE K - - INCOME TAXES


A reconciliation of the expected and the reported provision (benefit) for corporate income tax for 2017 are as follows:

| | |
|---|---|
| Income taxes (benefit) expected based upon statutory rates | $ -0- |
| Income tax benefit from net operating loss carryover | -0- |
| Effect of (non-taxable) nondeductible and other items, | -0- |
| State income tax , net of federal tax benefit | -0- |
| Provision (benefit) for income taxes | $ -0- |

The Company has a federal net operating loss carryover of approximately $51,144 at December 31, 2017, which will expire, if not used before the year ending December 31, 2037.


In accordance with GAAP, deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse. Management believes any such differences are immaterial to the overall financial statements.

NOTES TO FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY


NOTE K - - INCOME TAXES (CONTINUED)

GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements.


The Company's Federal and Florida income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2017, the years 2014 through 2016 are subject to examination.


NOTE L - - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). As a result, the Company is required to maintain a minimum net capital level as follows as of December 31, 2017:

| | | |
|---|---|---|
| Net capital | $ | 835,138 |
| Net capital requirement | | 250,000 |
| Excess net capital | $ | 585,138 |


NOTE M - - COMPUTATION OF RESERVE REQUIREMENTS

As of December 31, 2017, the Company had a required reserve requirement computation of $25,655, pursuant to Rule 15c3-3 of the Securities and Exchange Commission, which was appropriately satisfied with an amount on deposit of $125,000 as of December 31, 2017.


NOTE N - - SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES

During 2004, the Company established a Savings Incentive Match Plan for Employees (SIMPLE – IRA), whereby the employees may elect to contribute up to $15,500 (including catch-up contributions for employees over age 50) of their gross wages upon meeting age and length of service requirements. The Company matches employee contributions up to 3% of electing employees' wages. Employer contributions to the Plan totaled $16,813 for the year ended December 31, 2017.

NOTES TO FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY


NOTE O - - SUBSEQUENT EVENTS


As required, management has evaluated events through February 21, 2018, the date on which the financial statements were available to be issued. As a result of such evaluation, management has determined that no recognized (Type I) or non-recognized (Type II) subsequent events have taken place.

SUPPLEMENTARY FINANCIAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JAMES I BLACK & COMPANY
As of December 31, 2017

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2017

| | | | |
|---|---|---|---|
| Stockholders' equity | | | $ 953,044 |
| | | | |
| Deductions and charges | | | |
| Non-allowable assets | | | |
| Exchange memberships | $ | 35,580 | |
| Furniture and equipment | | 9,300 | |
| Refundable income taxes | | 226 | |
| Other receivables | | 72,800 | |
| | | | 117,906 |
| Net capital before haircuts on security positions | | | 835,138 |
| | | | |
| Less: | | | |
| Haircuts on security positions | | | -0- |
| Net capital | | | $ 835,138 |
| Aggregate indebtedness | | | $ 55,985 |
| Minimum net capital required | | | $ 250,000 |
| Excess net capital | | | $ 585,138 |
| Net capital less 120% of minimum net capital required | | | $ 535,138 |
| | | | |
| Ratio: Aggregate indebtedness to net capital | | 6.70% | |

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2017)

| | |
|---|---|
| Net capital as reported in Company's Part II (unaudited FOCUS report) | $ 835,138 |
| Adjustments | -0- |
| Net capital per above | $ 835,138 |

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2017

Credit balances:
Free credit balances and other credit balances in customer's securities
accounts $ 24,585

Customers' securities failed to receive -0-

Total credit items 24,585

Debit balances:
Debit balances in customers' cash and margin accounts excluding
unsecured accounts and accounts doubtful of collection, net of
deductions pursuant to Rule 15c3-3 153

Other – Concentration Charges -0-

Total debit items 153

RESERVE COMPUTATION
Excess of total credits over total debits $ 24,432

105% of excess of total credits; required reserve deposit $ 25,655

Amount held on Deposit in Reserve Bank Account 12/31/17 $ 125,000

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2017)
Required deposit as reported in Company's Part II
(unaudited FOCUS report) $ 25,655
Adjustments -0-
Required deposit per this computation $ 25,655

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2017

|  | Market Value | Number of items |
|---|---|---|
| 1) Customer's fully paid and excess margin securities not in the Company's possession or control as of December 31, 2017 but for which instructions to reduce possession or control had been issued as of December 31, 2017, but for which the required action was not taken within the time frames specified under Rule 15c3-3. | None | None |
| 2) Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2017 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. | None | None |

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR
  CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

JAMES I BLACK & COMPANY

As of December 31, 2017

The Company is exempt from making the daily computations of segregation and secured amount
requirements pursuant to Section 4d(2) of the Commodity Exchange Act and Regulation 3.7 and the
regulations there under, and the segregation of funds and secured amounts based upon such
computations. As an introducing broker-dealer, the Company clears all commodities transactions with
and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all
customer funds and securities to the clearing broker-dealer which carries all the accounts of such
customers and maintains and preserves such books and records thereto.

# James I. Black & Company

CORRESPONDENTS
IN NEW YORK, CHICAGO
AND OTHER MAJOR CITIES

INCORPORATED
Telephone: (863) 686-4163
FAX: (863) 688-8908
311 South Florida Avenue
Lakeland, FL 33801

STOCKS, BONDS
AND
MUTUAL FUNDS
Member SIPC

## Schedule V

## Report on Internal Control over Compliance

February 21, 2018

**James I Black & Company** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2017.

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2017;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2017; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

**James I Black & Company**

I, Gerald L. Black, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: _____

Title: President; CEO



# HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

**Report of Independent Registered Public Accounting Firm**

To the Stockholders
of James I. Black & Company
Lakeland, Florida

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of James I. Black & Company (the "Company") as of December 31, 2017, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The supplemental schedules (I, II, III, IV) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules (I, II, III, IV) are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as James I. Black & Company's auditor since 2014.

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 21, 2018

19



**HACKER, JOHNSON & SMITH PA**

**Report of Independent Registered Public Accounting Firm
on Examination Engagement on Internal Control Over Compliance**

To the Stockholders
James I. Black & Company
Lakeland, Florida:

We have examined James I. Black & Company's statements, included in the accompanying Report on Internal Control over Compliance, that (1) James I. Black & Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2017; (2) James I. Black & Company's internal control over compliance was effective as of December 31, 2017; (3) James I. Black & Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and (4) the information used to state that James I. Black & Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3 (e) was derived from James I. Black & Company's books and records. James I. Black & Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing James I. Black & Company with reasonable assurance that noncompliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, § 240.10b-10, that requires account statements to be sent to the customers of James I. Black & Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on James I. Black & Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether James I. Black & Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2017; James I. Black & Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017 was derived from James I. Black & Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating James I. Black & Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from James I. Black & Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, James I. Black & Company's statements referred to above are fairly stated, in all material respects.

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 21, 2018

20



# HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

## Report of Independent Registered Public Accounting Firm on Control
## Activities for Safeguarding Securities

Board of Directors
James I. Black & Company
Lakeland, Florida

In planning and performing our audit of the financial statements of James I. Black & Company for the year ended December 31, 2017, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule l7a-5(g), in the following:

1.  Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2.  Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4.  Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

21

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

Board of Directors
James I. Black & Company
Page Three


We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2017, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 21, 2018



# HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

## Report of Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

James I. Black & Company
311 South Florida Avenue
Lakeland, Florida 33801

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2017, which were agreed to by James I. Black & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating James I. Black & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). James I. Black & Company's management is responsible for James I. Black & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.  Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to image of canceled checks noting no difference;

2.  Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3.  Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by agreeing amounts to the income statement for the year ended December 31, 2017 and the respective quarterly FOCUS reports noting no differences;

24

James I. Black & Company
Page Two

4.      Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 21, 2018

25

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

**WORKING COPY**

```
11*11*****2092*********************MIXED AADC 220
12077    FINRA   DEC

JAMES I. BLACK & COMPANY
311 SOUTH FLORIDA AVE
LAKELAND, FL  33801-4623
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2.  A.  General Assessment (item 2e from page 2)                                                              $90.92

    B.  Less payment made with SIPC-6 filed (**exclude interest**)                              ( 27.69                    )
       7/25/2017
              Date Paid

    C.  Less prior overpayment applied                                                          ( 0.00                     )

    D.  Assessment balance due or (overpayment)                                                 63.23

    E.  Interest computed on late payment (see instruction E) for_____days at 20% per annum    0.00

    F.  Total assessment balance and interest due (or overpayment carried forward)              $0.00

    G.  **PAYMENT:  √ the box**
        Check mailed to P.O. Box ☑ Funds Wired ☐
        Total (must be same as F above)                                     $105.37

    H.  Overpayment carried forward                                         $( 42.14                )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

James I. Black & Company
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 08 day of February , 20 18 .

Financial Prinicpal
_____
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2017
and ending 12/31/2017

**Item No.**

**Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)         $ 1,204,179

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.         921,346

(2) Revenues from commodity transactions.         195,401

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.         26,631

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
Code 4075 plus line 2b(4) above) but not in excess
of total interest and dividend income.         $

(ii) 40% of margin interest earned on customers securities
accounts (40% of FOCUS line 5, Code 3960).         $ 187

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues         $ 60,614

2e. General Assessment @ .0015     Rate effective 1/1/2017         $ 90.92

(to page 1, line 2.A.)

27



Florida's Certified Public Accountants

Independent AML Testing Report

# James I. Black & Company

**Testing Period**
**2017**

# 2017 Independent AML Testing Report

## James I. Black & Company

### EXECUTIVE SUMMARY

Pursuant to FINRA Rule 3310(c), Ohab & Co. ("Ohab") performed independent testing of the Anti-Money Laundering ("AML") Compliance Program of James I. Black & Company ("JIB" or the "Firm"). Ohab's senior partner, Pamela Ohab, performed the on-site portion of the testing on January 4th 2018 and the final testing was completed as of the date hereof. Ohab compliments the Firm and its staff on the attitude toward complete compliance with the letter and spirit of FINRA Rule 3310 and the current AML laws, regulations and rules.

The "Testing Period" was the calendar year 2017. The following report details the examination process, areas examined and, where applicable, observations, notes and exceptions as well as corrective action to help keep the Firm in compliance.

In general, the Firm has implemented and administered its AML Compliance Program consistent with its design and in a manner designed to maintain compliance with current AML laws, regulations and rules.

While this report contains recommendations to the Firm that would improve the implementation and administration of its risk based AML Compliance Program, Ohab did not find evidence of any material violations of AML regulatory requirements.

### EXAMINATION PROCESS

Ohab utilizes a three part approach when performing independent testing for AML compliance:

- Interviews (initial and during the document review portion) with compliance personnel to test the knowledge and understanding of AML compliance requirements;

- A review of records and documentation evidencing compliance with specific AML compliance requirements both offsite and on site; and

- An Exit interview and review of observations and exceptions noted.

Ohab's AML Testing includes, at a minimum: (1) evaluating the overall integrity and effectiveness of the Firm's AML compliance program; (2) evaluating the Firm's procedures for BSA reporting and recordkeeping requirements; (3) evaluating the implementation and maintenance of the Firm's CIP; (4) evaluating the Firm's customer due diligence requirements; (5) evaluating our the Firm's transactions, with an emphasis on high-risk areas; (6) evaluating the adequacy of the Firm's staff training program; (7) evaluating the Firm's systems, whether automated or manual, for identifying suspicious activity; (8) evaluating the Firm's system for reporting suspicious activity; (9) evaluating the Firm's policy for reviewing accounts that

generate multiple SAR-SF filings (when applicable); and (10) evaluating the Firm's response to previously identified deficiencies.

## INTERVIEWS WITH COMPLIANCE PERSONNEL

Ohab performed interviews with Natasha Steadman, the Firm's AML Compliance Officer, to understand any changes in the nature of the Firm's business and overall approach to its AML Compliance Program. Ms. Steadman demonstrated an understanding of the Firm's compliance procedures and current AML laws, rules and regulations.

### Nature of Business.

Ohab notes that the Firm engages in a general securities business as both a self-clearing registered broker/dealer and an Introducing Broker/Dealer. The Firm maintains funded accounts for its clients and uses Goldman Sachs for its money market accounts and Wells Fargo as its processing bank where wires or any other monetary payments on behalf of its clients are processed. In addition, the Firm has a fully disclosed clearing agreement with Interactive Brokers. Pursuant to the fully disclosed agreement IAB provides certain CIP specific functions as outlined within the agreement. The Firm has approximately 1100 customer accounts between the clearing relationships. The Firm's overall customer base is driven by personal relationships via its Registered Representatives. Most new accounts are either opened by referral, rollover or as beneficiaries of existing customers. The customer base and business activities combine to provide a relatively narrow risk profile.

## Review of Procedures, Records and Documentation

Results of the review of specific procedures, records, documents and areas examined are set forth in this report. Detail on the documents and specific information reviewed as part of the independent testing is contained on the "*Items Reviewed*" list attached to this report. Except where noted, Ohab utilized a "sample" testing approach.

## Observations on Review of Records and Documentation

## AML Compliance Program

Ohab reviewed the Firm's AML Compliance Program for consistency and compliance with current AML laws, rules and regulations, and any changes thereto since the prior AML Testing ("AML Rules"). Based on the nature of the Firm's business (outlined above), the AML Compliance Program appeared to be adequately designed to ensure compliance with AML Rules. The AML Compliance Program was updated and approved in writing by Gerald Black during the Testing Period.

*Recommended Corrective Action:*

- None.

## Designation of the AML Compliance Person and Duties

The AML Compliance Program clearly designates Natasha Steadman as the AML Compliance Officer.

*Recommended Corrective Action:*

- None.

## Giving AML Information to Federal Law Enforcement Agencies and Other Financial Institutions

### *FinCEN Requests Under USA PATRIOT Act Section 314(a)*

The Firm is receiving requests from FinCEN pursuant to Section 314(a) and found no matching information during the Testing Period.

The Firm evidenced timely reviews of FinCEN requests. The Firm maintains a record of the request by list. The list is maintained in a secure location to ensure confidentiality.

*Recommended Corrective Action:*

- None.

### *National Security Letters*

The Firm's compliance staff confirmed that its associated persons are aware of the confidential nature of National Security Letters and the requirements for responding to them; however, the firm did not receive any during the Testing Period.

*Recommended Corrective Action:*

- None.

### *Grand Jury Subpoenas*

The Firm's compliance staff confirmed that its associated persons are aware of the confidential nature of Grand Jury Subpoenas and the requirements for responding but received none during the Testing Period.

*Recommended Corrective Action:*

- None.

### *Sharing Information with Other Financial Institutions*

Other than periodic FinCEN requests made to all US financial firms, no other requests for information were received.

The AML Compliance Officer stated that the Firm did not share information with any other financial institutions pursuant to Section 314(b) but is aware of the requirement to file initial and annual notices with FinCEN and to verify that the other financial institution has made such filings as well before sharing such information.

*Recommended Corrective Action*:

- None.

## *Joint SAR Filings*

The AML Compliance Officer confirmed that Firm's associated persons are aware of the requirements for joint SAR Filings and the confidential nature of SAR filings.

The Firm has no parent company.

*Recommended Corrective Action:*

- None.

## Checking the Office of Foreign Assets Controls (OFAC) Listings

When needed the Firm performed an OFAC check before establishing each new customer relationship in all but a single instance. A record of the search was maintained as part of the customers new account file. In addition, the Firm completed an annual review of all customer accounts. It is important to note that the Firm's clearing relationship provides explicit services regarding CIP. Ohab advised JIB of its responsibilities outside of the scope of the agreement. JIB expressed a firm understanding of its legal responsibilities by FINCEN rule. While the review found a single instance of a missed OFAC check the circumstances around the single miss was unique. The new account was opened in a different name by a previous customer as a result of a passing. Ohab believes the Firm operates under best practice guidelines and the miss was unique to the circumstances. The name was added to the annual check.

*Recommended Corrective Action:*

- None.

## Customer Identification Program

The Firm maintains a written Customer Identification Program ("CIP") as part of its AML Compliance Program that appears consistent with current AML Rules. The Firm's AML Compliance Officer represented that it provided Ohab all accounts opened during the Testing Period. For all open accounts sampled, the Firm obtained the customer's name, date of birth, address and identification number.

According to the Firm's AML Compliance Officer, no customer refused to provide identification information.

*Recommended Corrective Action:*

- None.

### Verification

The Firm obtained and maintained documentation sufficient to verify the identity of all entities and individual retail accounts opened in 2017 which were tested by Ohab.

The Firm obtains copies of government issued photo identification cards for each individual account. Corporate and entity accounts are verified via official state websites (e.g., Secretary of State showing formation of entity).

*Recommended Corrective Action:*

- None.

### CIP Notification

The Firm communicates the required CIP Notification prior to opening each account as part of the Firm's New Account Form.

*Recommended Corrective Action:*

- None.

### Higher Risk General Customer Due Diligence

The Firm did not identify any higher risk accounts during the testing period. Given the Firm's business model and target customer base, such results are reasonable.

*Recommended Corrective Action:*

- None.

### Correspondent Accounts for Foreign Shell Banks

The Firm provided Ohab with a list represented as the Firm's entire customer base of funded accounts. Ohab reviewed the list and did not find any account that could be considered a foreign bank.

*Recommended Action:*

- None.

### Enhanced Due Diligence for Foreign Financial Institutions

The Firm provided Ohab with a list represented as the Firm's entire customer base of funded accounts. Ohab reviewed the list and did not find any account that could be considered a foreign financial institution.

*Recommended Action:*

- None.

### Enhanced Due Diligence for Private Banking Accounts/Senior Foreign Political Figures

The Firm represented that it does not open or maintain private banking accounts. Ohab found no evidence that any private banking accounts were opened in the Testing Period. Further, the Firm provided Ohab with a list represented as the Firm's entire customer base of funded accounts. Ohab reviewed the list and did not find any account that could be considered a foreign political figure.

*Recommended Corrective Action:*

- Not applicable.

### Compliance with Special Measures – Section 311

The Firm and its AML principals are aware of the requirements of Section 311. However, Ohab's review revealed that the Firm does not maintain accounts for any foreign banks or foreign financial institutions. Accordingly, at this time, the Firm has no further requirements under Section 311.

*Recommended Corrective Action:*

- Not applicable.

### Monitoring Accounts for Suspicious Activity (including any "Red Flags")

Ohab reviewed several areas to verify that the Firm is monitoring for suspicious activities, including: *Monetary Transactions, Trading Activity and Customer Account Information.* The Firm uses its own proprietary systems to monitor for suspicious and unusual activity.

*Monetary Transactions.*

Ohab reviewed a random sample of receipts, CTRs, wires and journals that the Firm processed on behalf of the Firm's customers. Ohab found evidence of proper principal oversight via review and approval of daily reports that include all money movements. Ohab found no evidence of suspicious activity with any of the monetary transactions related to the Firm's securities business.

Ohab found no money laundering "Red Flags" or other suspicious activity in the monetary

transactions reviewed.

*Recommended Corrective Action*:

- None.

### *Trading and Certificate Activity.*

Ohab reviewed a random sample of the Firm's physical securities received and trading activity.

Ohab found no evidence of any suspicious activity that could be related to the Firm's trading activity or physical securities received. Ohab found evidence of principal review of trading activity via a "Review and Compliance Log" as well as principal review on the physical certificate documentation via review and approval of daily reports that include all securities received.

*Recommended Corrective Action*:

- None

### *Customer Account Information.*

Ohab found no evidence of any money laundering "Red Flags" in the gathering of customer information. The Firm is obtaining and reviewing information necessary to monitor for suspicious activity in customer account information. Evidence of principal review was maintained in the new account information.

*Recommended Corrective Action*:

- None

### Suspicious Transactions and BSA Reporting

All of the Firm's associated persons are aware of its SAR filing responsibilities and the requirement of confidentiality.

*NOTE: OHAB DOES NOT REQUEST OR RECEIVE INFORMATION REGARDING THE FILING OF SARs.*

*Recommended Corrective Action*:

- None

### Currency Transaction Reports

The Firm's AML Compliance Officer represented that the Firm occasionally receives cash deposits. The Firm maintains a receipts blotter and completes a CTR form report for any deposits in excess of $4,000 and maintains the form on file. In the event the cash receipt is in

excess of $10,000, the Firm actually <u>files</u> the CTR form. Ohab found no evidence of any deposits of cash in excess of $10,000 or "structured transactions".

*Recommended Corrective Action*:

- Not applicable.

## Currency and Monetary Instrument Transportation Reports

The Firm's AML Compliance Officer represented that the Firm was not involved in any transaction where cash or cash-like monetary instruments of more than $10,000 were physically transported into or outside of the US. As a result, the Firm's principals represented that the Firm filed no CMIRs in the Testing Period. Ohab found no evidence of any such transaction.

*Recommended Corrective Action*:

- Not applicable.

## Foreign Bank and Financial Accounts

The Firm's AML Compliance Officer represented that the Firm did not have a financial interest in or signature authority over any bank or financial account in a foreign country during the Testing Period. Ohab found no evidence of such an interest or signature authority.

*Recommended Corrective Action*:

- Not applicable.

## Monetary Instrument Purchases

The Firm's AML Compliance Officer represented that the Firm did not issue bank checks or drafts, cashier's checks, money orders or traveler's checks during the Testing Period. Ohab found no evidence of any such transactions.

*Recommended Corrective Action*:

- Not applicable.

## Fund Transfer Rules and Treasury Joint and Travel Rules

The Firm provided a random sample of customer wires processed during the Testing Period. A review of such revealed that the Firm is obtaining and maintaining the required information with appropriate principal oversight.

*Recommended Corrective Action*:

- None.

### AML Record Keeping

The Firm's associated persons are aware of current AML Record Keeping responsibilities. Except as specifically noted in this Report, the Firm properly created and maintained required AML Records.

*Recommended Corrective Action*:

- None.

### Clearing/Introducing Firm Relationships & Sharing Information

The Firm is aware of the requirements for sharing information with other financial institutions. However, the Firm is self-clearing and the AML Compliance Officer represented that the Firm did not share information with any other financial institution during the Testing Period.

*Recommended Corrective Action*:

- None.

### AML Training

The Firm presented evidence that it had performed AML Training during the Testing Period for its registered representatives and principals.

*Recommended Corrective Action*:

- None.

### AML Testing

Ohab & Co. has been engaged to perform the Firm's annual independent AML testing.

*Recommended Corrective Action*:

- None.

### Monitoring Employee Conduct and Accounts

The Firm's AML Compliance Officer and President are the principals designated to review employee conduct and accounts. The compliance staff is aware of the responsibilities to monitor employee conduct and accounts and has represented that the Firm's AML Compliance Program is applied to employee conduct and accounts in the same manner as applied to other customer accounts. The AML Compliance Officer reviews the President's accounts and the President is designated to review the AML Compliance Officer's accounts, if any.

*Recommended Corrective Action*:

- None.

## Confidential Reporting of AML Non-Compliance

The AML Compliance Officer represented that Firm's associated persons are aware of the Firm's responsibilities to ensure that employees who report AML violations are protected from retaliation.

*Recommended Corrective Action*:

- None.

## Additional Risk Areas

The Firm's AML Compliance Officer indicated that she has reviewed all areas of the Firm's business to identify potential money laundering risks that may not be covered in its AML Compliance Program. Ohab reviewed the Firm's business and found no other potential money laundering risks that may not be covered in its AML Compliance Program.

*Recommended Corrective Action*:

- None.

## Senior Manager Approval

The Firm's senior management has approved the AML Compliance Program in writing during the Testing Period.

*Recommended Corrective Action*:

- None.

## Cybersecurity

The Firm identified no cybersecurity threats as they relate to AML. The Firm's AML Compliance person reviews each monetary request and verifies its legitimacy either verbally or by some form of correspondence with the counterparty to transactions. Given the Firm's limited size and personal knowledge of its clientele Ohab believes this risk based approach is adequate. Ohab reminds the Firm to continue to monitor for cybersecurity risk as it pertains to AML as the topic is evolving.

## EXIT INTERVIEW

Ohab performed an exit interview with the Firm's AML Compliance Officer during which all observations were discussed. Again, the Firm's principal expressed a strong desire to maintain and achieve complete compliance with all AML requirements and indicated that where

appropriate, corrective action would be taken.

## <u>CONFIDENTIALITY</u>

Ohab and its staff acknowledge the Firm's requirement to maintain its customer and Firm information in strict confidence pursuant to Regulation SP, FINRA Rules as well as other related federal and state laws, regulations and rules ("Confidentiality Requirements"). Ohab and its staff do not retain or make records of any customer identifying information, personal financial information or other information that may be considered personal or of a sensitive nature. Ohab and its staff hereby agree to keep all information obtained during the course of its AML Testing strictly confidential and to comply with the Firm's Confidentiality Requirements as well as the Firm's internal policies regarding confidentiality.

AML Testing Completed: January 8, 2018.

*Ohab & Co.*

*Maitland, Fl.*

**Items Reviewed**
Testing Period: 2017

1. Copy of AML Compliance Program and written Customer Identification Program (if not a part thereof).

2. Copy of most recent FINRA examination/audit report and SEC examination/audit report.

3. Customer list (prepared sequentially by account number) which includes each customer's name and address.

4. List of accounts opened during the Testing Period (prepared sequentially by account number) which includes each customer's name and address.

5. Account files for all new clients accepted during the Testing Period (if more than 120 accounts, please limit to 10 accounts for each month in the Testing Period). *NOTE: Account files should include all required CIP verification documents and evidence of OFAC checks.*

6. Daily trade blotters (customer and firm trades, if applicable), with evidence of principal review.

7. Physical securities received and delivered blotters for the Testing Period.

8. Schedule/blotter with all Rule 144 transactions during the Testing Period. Please include due diligence and supporting documentation (e.g., shareholder representation letters, attorney opinion letters, documents evidencing acquisition by the selling shareholder, etc.).

9. All certifications (and any updates) submitted by foreign financial institutions during the Testing Period, if any.

10. Records of daily cash activity for the Testing Period (e.g., wire transfers, checks received and delivered, ACH transfers, etc.). *NOTE: If less than 20 records, include Q2 of the Testing Period.*

11. All customer requests to journal funds between accounts during the Testing Period (a/k/a LOAs).

12. All Currency Transaction Reports filed during the Testing Period.

13. Evidence that the Company reviewed its files for FinCEN requests during the Testing Period.

14. A copy of Company's "Customer Identification Program Notice" and evidence of the methods of delivery.

15. Evidence of AML training at least annually during the Testing Period.

16. Evidence that the Company updated its AML Compliance Officer designation/contact information during the Testing Period.